05059658

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-89839

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc.
226 Landis Avenue
Vineland, New Jersey 08360

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 29, 2005

By: ______________________

Stephen H. Brolly
Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Sun National Bank 401(k) Plan

Financial Statements as of December 31, 2004 and 2003
and for the Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004, and
Report of Independent Registered Public
Accounting Firm

SUN NATIONAL BANK
401(k) PLAN

TABLE OF CONTENTS

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sun National Bank 401(k) Plan
Vineland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Sun National Bank 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2004, and (2) reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental Schedule H, line 4j—Schedule of Reportable Transactions that accompanies the Plan's financial statements does not disclose the cost of the asset or the net gain (loss). Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP

June 20, 2005

SUN NATIONAL BANK 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 3,149	$ 25,195
Investments, at fair value	12,401,587	11,228,583
Participant loans receivable	318,195	212,701
Total assets	12,722,931	11,466,479
ASSETS AVAILABLE FOR BENEFITS	$ 12,722,931	$ 11,466,479

See notes to the financial statements.

SUN NATIONAL BANK 401(k) PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2004

	2004
ADDITIONS:	
Employer contributions	$ 504,062
Employee contributions	1,478,972
Rollover contributions and transfers in	156,221
Interest on participant loans	12,991
Net appreciation in fair market value of investments and cash account	285,325
Total additions	2,437,571
DEDUCTIONS:	
Contract Administrtor fees	5,241
Distributions to participants	1,175,878
Total deductions	1,181,119
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	1,256,452
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	11,466,479
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 12,722,931

See notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND THE YEAD ENDED DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The Sun National Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1996. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. ***General***—The Plan is a defined contribution plan covering all full-time employees of the Bank who have 90 days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. ***Contributions***—Each year, participants may contribute up to 75% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Bank's Board of Directors.

c. ***Participant Accounts***—Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administration expenses are paid directly by the Bank outside of the Plan's assets.

d. ***Vesting***—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service. A participant is 100% vested after four years of vested service.

e. ***Investment Options***—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund.

f. ***Participant Loans Receivable***—A participant may borrow from his or her fund accounts up to a maximum of the lesser of $50,000 or 50% of his or her vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loans Receivable Fund. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined, as needed, by the Plan Administrator.

g. ***Payment of Benefits***—On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant's vested interest in his or her account.

h. *Forfeited Accounts*—At December 31, 2004 and 2003, forfeited non-vested accounts totaled approximately $8,000 and $3,000, respectively. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions.

i. *Net Appreciation in Fair Value of Investments*—Net appreciation in fair value of investments includes realized gains and losses, investment income and appreciation or depreciation in the fair market value of the investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments—The Plan's investments are stated at fair value based on a third-party independent report. Investments are recorded by the Plan as of their trade dates.

Recognition of Income—Dividends and interest, which are included in the line item "net appreciation in fair value of investments," are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gain or loss on the Plan's investments in income in the year in which it occurred.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the participants shall be nonforfeitable and fully vested in the event the Plan is terminated.

4. TAX STATUS

As of January 1, 2002, the Bank has adopted a nonstandardized defined contribution 401(k) plan provided by Delaware Management Trust Company and approved by the Bank's Board of Directors. The Bank also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Internal Revenue Service has determined and informed Delaware Management Trust Company by letter dated August 7, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The transfer of the recordkeeping and administration responsibilities in 2005 (see Note 5) did not change the substance of the nonstandardized defined contribution flexible 401(k) plan. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES IN INTEREST TRANSACTIONS

On May 21, 2004, the Plan received noticed that Delaware Investments entered into a business relationship with BISYS Retirement Services ("BISYS") whereby Delaware Investments was planning to transfer the recordkeeping and administration responsibilities associated with the Plan to BISYS effective July 24, 2004. As a result, the Bank began the process to review other qualified Plan Custodian and Plan Trustees. In order to maintain a qualified trust through Delaware Investments resignation during July, 2004, the Bank entered into a Recordkeeping and Services agreement with BISYS and a Trustee Agreement with Matrix Capital Bank until the final Plan Custodian and Plan Trustees were determined. Delaware Investments resigned as Custodian and Delaware Management Trust Company resigned as Trustee, effective August 27, 2004. On April 27, 2005, the Bank gave notice that as of July 1, 2005, the Plan recordkeeping and administration responsibilities will be transferred to Fidelity Investments and Fidelity Management Trust Company will assume Trustee responsibilities on that date.

6. SUMMARY OF INVESTMENTS BY TYPE

Upon enrollment in the Plan, a participant may select from any of the twelve investment options as described by the Plan Custodian and summarized below.

AIM International Growth Fund—Seeks long-term growth of capital. The Fund invests at least 70% of its total assets in marketable equity securities of foreign companies that are listed on a foreign securities exchange or traded in a foreign over-the-counter market and have strong earnings momentum.

BlackRock Aurora Portfolio Fund—Seeks to provide high total return consisting principally of capital appreciation. The Fund normally invests at least 65% of its total assets in small-cap value stocks, searching for those companies that appear to be trading below their true worth. During 2004, State Street Research and Management Company was acquired by BlackRock Advisors, Inc. State Street Research Aurora Fund changed its name to BlackRock Aurora Portfolio Fund.

MFS Massachusetts Investors Growth Stock Fund— seeks long-term growth of capital and future income, rather than current income. The Fund invests primarily in common stocks or convertibles issued by companies exhibiting above average prospects for long-term growth. It may invest up to 50% of assets in foreign securities, with a target range between 0% and 30% of assets; this includes securities issued in emerging markets

Columbia Mid Cap Value Fund—Seeks long-term growth. The Fund invests primarily in mid-cap stocks of companies with market capitalizations of between $1 billion and the largest stock in the S&P MidCap 400 Index. The managers of the fund use a value investing strategy in selecting stocks.

AIM Premier Equity Fund—Seeks to achieve long-term growth of capital. Income is a secondary objective. The Fund invests in equity securities judged by the Fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities.

Columbia Growth & Income Fund—Seeks long-term growth and income. The Fund invests primarily in common stocks of U.S. companies with market capitalization in excess of $3 billion at the time of purchase. The Advisor for the fund may choose securities of companies it believes are undervalued.

Delaware S&P 500 Index Fund—Invests in stocks listed in the Standard & Poors 500 Index, focusing on the growth of assets, while moderating risk. During 2005, all fund balances in the Delaware S&P 500 Index Fund were transferred into the SEI Index S&P 500 Fund.

MFS Total Return Fund— Seeks above average income by investing in bonds while seeking opportunities for growth by investing in stocks. While producing income is the primary objective, an opportunity for growth is also considered. The fund commitment and approach of the fund are to provide a diversified portfolio utilizing the two capital markets.

PIMCO Total Return Fund—Seeks total return consistent with preservation of capital. The Fund invests at least 65% of assets in debt securities, including U.S. Government and corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

Delaware American Government Bond Fund—Seeks high current income consistent with safety of principal. The Fund invests in U.S. government securities, such as U.S. Treasury bills, notes, and bonds and mortgage-backed securities. The weighted average maturity of the Fund will typically be between 7 and 10 years.

Pioneer Stable Value Fund Account—Seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk. During 2004, all fund balances in the Delaware Preservation Account were transferred into the Pioneer Stable Value Fund Account.

Sun Bancorp, Inc. Common Stock—Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

7. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets.

	December 31,	
	2004	**2003**
Sun Bancorp, Inc. Common Stock	$ 6,082,070	$ 6,214,822
Delaware S&P 500 Index Fund	1,163,274	976,956
Columbia Growth & Income Fund	951,509	707,681
Pioneer Stable Value Fund	850,136	720,389
BlackRock Auroro Portfolio Fund	710,054	

The following presents detail of the net appreciation (depreciation) in fair value of investments, including investment income and realized gains and losses, and the cash account.

	December 31,	
	2004	2003
Pioneer Stable Value Fund	$ 23,674	$ 27,569
Delaware American Government Bond Fund	8,371	4,544
PIMCO Total Return Fund	21,788	15,977
MFS Total Return Fund	57,057	61,318
Delaware S&P 500 Index Fund	110,468	187,303
Columbia Growth & Income Fund	105,528	107,839
MFS Massachusetts Investors Growth Stock Fund	51,121	93,665
AIM Premier Equity Fund	7,624	16,754
Columbia Mid Cap Value Fund	37,161	31,994
BlackRock Aurora Portfolio Fund	83,904	113,365
AIM International Growth Fund	32,403	16,992
Sun Bancorp, Inc. Common Stock	(253,862)	3,398,965
Cash Account	88	123
	$ 285,325	$ 4,076,408

NONPARTICIPANT-DIRECTED INVESTMENTS

A participant may direct employee contributions among available investment funds (see Note 6), including Sun Bancorp, Inc. common stock. Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund. Sun Bancorp Stock Fund is considered a nonparticipant-directed investment. Information about the net assets as of December 31, 2004 and 2003 and the significant components of the changes in net assets relating to the nonparticipant-directed investments, and for the year ended December 31, 2004 is as follows:

Sun Bank Stock Fund—December 31, 2003	$ 6,214,822
Changes in net assets:	
Net depreciation in fair value of investments	(253,862)
Employer contributions	504,062
Participant contributions	335,125
Benefits paid to participants	(466,369)
Transfers to participant-directed investments	(251,708)
Net change	(132,752)
Sun Bank Stock Fund—December 31, 2004	$ 6,082,070

8. RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

* * * * * *

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Pioneer	Stable Value Fund	850,136
*	Delaware Investments	American Government Bond Fund	279,836
	PIMCO	Total Return Fund	556,702
	MFS	Total Return Fund	566,391
*	Delaware Investments	S&P 500 Index Fund	1,163,274
	Columbia	Growth & Income Fund	951,509
	MFS	Massachusetts Investors Growth Stock Fund	575,671
	AIM	Premier Equity Fund	144,401
	Columbia	Mid Cap Value Fund	307,804
	BlackRock	Aurora Portfolio Fund	710,054
	AIM	International Growth Fund	213,739
*	Sun Bancorp, Inc.	Common Stock	6,082,070
	Participant loans	Loan rates ranged from 5.00% to 10.00% Loan maturity dates ranged from 2/05 to 2/29	318,195
		Cash	3,149
			$ 12,722,931

*Indicates party-in-interest to the Plan

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

	Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value	Net Gain (Loss)
	Series of transactions:						
*	Sun Bancorp, Inc.	Common Stock	989,203		989,203	989,203	
*	Sun Bancorp, Inc.	Common Stock		872,122	not available		not available

*Indicates party-in-interest to the Plan

EXHIBIT 2

Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35535 of Sun Bancorp, Inc. on Form S-8 of our report dated June 20, 2005 (which expressed an unqualified opinion and explanatory paragraphs concerning the supplemental schedules), appearing in the Annual Report on Form 11-K of Sun National Bank 401 (k) Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 29, 2005

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sun National Bank 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2004, as filed by Sun Bancorp, Inc. (the "Company") with the Securities and Exchange Commission on the date hereof (the "Report"), we, Stephen H. Brolly, Plan Administrator and Dan A. Chila, Executive Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Stephen H. Brolly
Plan Administrator

Dan A. Chila
Executive Vice President and
Chief Financial Officer

June 29, 2005

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.